# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Bright Mountain Media, Inc., CIK 0001568385
CUSIP: 10919T105
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 6400 Congress Avenue, Suite 2050, Boca Raton, Florida (FL), 33487
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001398344-22-003375
Filed by CIK 0001910308

## Reporting persons
- 10th Lane Partners, LP: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 47,257,261; shared voting power 0; sole dispositive power 47,257,261; shared dispositive power 0; aggregate amount beneficially owned 47,257,261 (25.7% of the class)
- Centre Lane Partners Master Credit Fund II, L.P.: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 20,853,277; shared voting power 0; sole dispositive power 20,853,277; shared dispositive power 0; aggregate amount beneficially owned 20,853,277 (11.3% of the class)

## Item 1. Issuer
Name of issuer: Bright Mountain Media, Inc.
Address of issuer's principal executive offices: 6400 Congress Avenue, Suite 2050, Boca Raton, FL 33487

## Item 2. Person Filing
Name of person filing:
The names of the persons filing this report (collectively, the "Reporting Persons") with respect to shares of Common Stock, $0.01 par value per share (the "Common Stock") of Bright Mountain Media, Inc. (the "Issuer") are:

10th Lane Partners, LP ("10th Lane")
Centre Lane Partners Master Credit Fund II, L.P. ("Centre Lane")
Address of principal business office or, if none, residence: The address of the principal business office of each of the Reporting Persons is 60 East 42nd Street, Suite 2220, New York, NY 10165
Citizenship: Each of 10th Lane and Centre Lane is a Delaware limited partnership.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: The information required by this item with respect to each Reporting Person is set forth in Rows 5 through 9 of the cover pages to this Schedule 13G. BV Agency, LLC ("BV") directly holds 26,403,984 shares of Common Stock. Centre Lane directly holds 20,853,277 shares of Common Stock. 10th Lane is the investment advisor for each of BV and Centre Lane, and has sole voting and dispositive power over such shares of Common Stock.
Percent of class: The information required by this item with respect to each Reporting Person is set forth in Row 11 of the cover pages to this Schedule 13G. The ownership percentages reported are based on 183,955,495 shares of Common Stock outstanding as of May 7, 2026, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 12, 2026.
Sole power to vote or to direct the vote: The information required by this item with respect to each Reporting Person is set forth in Row 5 of the cover pages to this Schedule 13G.
Shared power to vote or to direct the vote: The information required by this item with respect to each Reporting Person is set forth in Row 6 of the cover pages to this Schedule 13G.
Sole power to dispose or to direct the disposition: The information required by this item with respect to each Reporting Person is set forth in Row 7 of the cover pages to this Schedule 13G.
Shared power to dispose or to direct the disposition: The information required by this item with respect to each Reporting Person is set forth in Row 8 of the cover pages to this Schedule 13G.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Each of BV and Centre Lane has the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities that it holds of record.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- 10th Lane Partners, LP: /s/ Brian Dillon, Brian Dillon, Chief Compliance Officer (05/15/2026)
- Centre Lane Partners Master Credit Fund II, L.P.: By 10th Lane Partners, LP, its Investment Advisor (05/15/2026)
- Centre Lane Partners Master Credit Fund II, L.P.: /s/ Brian Dillon, Brian Dillon, Chief Compliance Officer (05/15/2026)